SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Wellsford Real Properties, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

950240200

(CUSIP Number)

Jeffrey H. Lynford

535 Madison Avenue

New York, NY 10022

(212) 838-3400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 950240200	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jeffrey H. Lynford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 929,889
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 950240200	13D	Page 3 of 5

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is filed in connection with the common stock, par value $.02 per share (the “Common Shares”), of Wellsford Real Properties, Inc., a Maryland corporation (the “Company), with its principal executive offices at 535 Madison Avenue, New York, NY 10022.

Item 2.	Identity and Background.

(a)	The statement is filed by Mr. Jeffrey H. Lynford (the “Reporting Person”).

(b)	The business address of the Reporting Person is:

Wellsford Real Properties, Inc.

535 Madison Avenue

New York, NY 10022

(c)          The Reporting Person’s principal occupation is Chairman and Chief Executive Officer of the Company.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America and a resident of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

As permitted by the Company's Plan of Liquidation and in accordance with the provisions of the Company’s option plans, applicable accounting and American Stock Exchange rules and Federal income tax laws, the Company's outstanding stock options have been adjusted to prevent a dilution of benefits to option holders arising from a reduction in value of the Company’s Common Shares as a result of an initial liquidating distribution to stockholders of $14.00 per Common Share on December 14, 2005. In connection therewith, on March 21, 2006, Mr. Lynford’s outstanding stock options were adjusted, resulting in the issuance to him of an additional 652,744 options to purchase Common Shares.

CUSIP No. 950240200	13D	Page 4 of 5

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Person has no current specific plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Person beneficially owns 929,899 Common Shares (the “Reported Shares”), or 12.6% of the Common Shares issued and outstanding on August 10, 2006, consisting of the following: (i) 909,261 Common Shares which can be acquired by the Reporting Person, if, as and when he exercises outstanding stock options, 652,744 of which options were issued by the Company to prevent a dilution of benefits to option holders resulting from a liquidating distribution, (ii) 3,554 Common Shares in his Keogh account, (iii) 310 Common Shares in his 401(k) account, and (iv) 16,774 Common Shares owned directly. Although all of the foregoing options have vested, the Reporting Person has no right to vote the Common Shares underlying these options until he exercises such options and aquires such shares.

The Reporting Person disclaims beneficial ownership of, and this Schedule 13D excludes, 181,743 Common Shares consisting of (a) 163,787 Common Shares held in a non-qualified deferred compensation trust with respect to which the Reporting Person has neither voting or dispositive power until such shares are distributed from the deferred compensation account and (b) 17,956 Common Shares held by the Lynford Family Charitable Trust.

(b)          The Reporting Person has the sole power to vote or direct the vote of all of the Reported Shares.

(c)          Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 950240200	13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeffrey H. Lynford

Jeffrey H. Lynford

Dated:	August 10, 2006